March 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sondors Electric Car Company Offering Statement on Form 1-A CIK No. 0001683872

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Sondors Electric Car Company, a Delaware corporation (the “Company”), hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Offering Statement on Form 1-A, File No. 024-10721 (the “Offering Statement”). The Offering Statement was originally filed with the Commission on July 18, 2017 and qualified on August 22, 2017.

The Company files the withdrawal of the Offering Statement because it has decided to close the offering.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Storm Sondors, CEO of the Company at (310) 487-2028.

Very truly yours,

/s/ Storm Sondors

Storm Sondors

Chief Executive Officer